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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                                 Shoney's, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  825039 10 0
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Richard A. Goldberg, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500

- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 9, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- ------------------------------------------ ---------------------------- -------
CUSIP No. 825039 10 0                              Page 2 of  6 Pages
- -------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


         TPI Enterprises, Inc.
- -------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
         N/A
- -------- ----------------------------------------------------------------------
3        SEC USE ONLY

- -------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
- -------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

         N/A
- -------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey
- --------------------- ------ --------------------------------------------------
                      7      SOLE VOTING POWER
                             6,785,114
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ------ --------------------------------------------------
                      8      SHARED VOTING POWER
                                  0
                      ------ --------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             6,785,114
                      ------ --------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                  0
- -------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,785,114
- -------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
         N/A
- -------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.0%
- -------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
- -------- ----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

          Securities acquired:  Common Stock, $1.00 par value ("Common Stock")

          Issuer:               Shoney's, Inc.
                                1727 Elm Hill Pike
                                Nashville, TN 37210

ITEM 2.           IDENTITY AND BACKGROUND

                  (a), (b), (c) and (f) This Schedule 13D is being filed by TPI Enterprises, Inc., a New Jersey corporation ("Enterprises"). The address of principal business and principal business office of Enterprises is 50 North Front Street, Suite 600, Memphis, Tennessee 38173. The executive officers and directors of Enterprises are as follows:

                  Frederick W. Burford is the President, Chief Financial Officer and Secretary and a Director of Enterprises, which currently constitutes
Mr. Burford's principal occupation. Mr. Burford's principal business address is 50 North Front Street, Suite 600, Memphis, Tennessee 38173. Mr. Burford is a United States citizen.

                  Paul James Siu is the Assistant Secretary and a Director of Enterprises. Mr. Siu currently serves as principal of Paul Siu & Company, a business consulting concern, and his principal business address is 128 East 61st Street, New York, New York 10022. Mr. Siu is a United States citizen.

                  Douglas K. Bratton is a Director of Enterprises. Mr. Bratton currently serves as an investment advisor for TMT-FW, Inc. and a partner of the Airlie Group L.P., a diversified investment firm, and his principal business address is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Mr. Bratton is a United States citizen.

                  Osvaldo Cisneros is a Director of Enterprises. Mr. Cisneros currently serves as President of Ocaat, CA, a holding company that operates numerous soft-drink bottling plants in Venezuela; President of Telefonia Celular, a cellular telephone company; Prodevisa, a glass company; Refractorios del Caroni, a brick company; and Central Portuguesa, a sugar mill; and his principal business address is Aptd. 20519 Los Ruices, Caracas, Venezuela.
Mr. Cisneros is a Venezuela citizen.

                  Lawrence F. Levy is a Director of Enterprises. Mr. Levy currently serves as Chairman of the Boards of The Levy Organization, a company involved in, among other things, the ownership, management, leasing and development of commercial real estate, and Levy Restaurants, a food service company that operates restaurants and concession facilities, and his principal business address is 980 North Michigan Avenue, Chicago, Illinois 60611. Mr. Levy is a United States citizen.

                  John L. Marion, Jr. is a Director of Enterprises. Mr. Marion currently serves as an investment advisor for TMT-FW, Inc. and a partner of the Airlie Group L.P., a diversified investment firm, and his principal business address is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Mr. Marion is a United States citizen.

                  J. Gary Sharp is a Director of Enterprises. Mr. Sharp is currently retired, having resigned as President and Chief Executive Officer of Enterprises on September 9, 1996, and his principal business address is 50 North Front Street, Suite 600, Memphis, Tennessee 38173. Mr. Sharp is a United States citizen.

                  Edwin B. Spievack is a Director of Enterprises. Mr. Spievack currently serves as Vice President of Business Development of Source Inc. and as President of EBSco, Limited, a business consulting concern, and his principal business address is 5116 Water Haven Lane, Plano, Texas 75093.

                  Thomas M. Taylor is a Director of Enterprises. Mr. Taylor currently serves as President of Thomas M. Taylor & Co., an investment entity; and President of TMT-FW, Inc., which serves as one of two general partners of the general partner of The Airlie Group L.P., a diversified investment firm; and his principal business address is 201 Main Street, Suite 2600, Forth Worth, Texas 76102. Mr. Taylor is a United States citizen.

                  See Item 4 for information regarding principal business of Enterprises.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, neither Enterprises nor any executive officer or director of Enterprises has been convicted in any criminal proceeding nor has Enterprises or any executive officer or director of Enterprises been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

                  Enterprises acquired 6,785,114 shares of Common Stock from Shoney's, Inc. ("Shoney's") as partial consideration for the sale to Shoney's of substantially all of the assets of Enterprises, including all of the issued and outstanding capital stock of TPI Restaurants, Inc., a Tennessee corporation, TPI Insurance Corporation, a Hawaii corporation, and TPI Entertainment, Inc., a Delaware corporation.

         All of the shares of Common Stock reported herein were acquired from Shoney's pursuant to terms of the Plan of Tax-Free Reorganization Under Section 368(a)(1)(C) of the Internal Revenue Code and Agreement, dated as of March 15, 1996, as amended, among Shoney's, TPI Restaurants Acquisition Corporation, a wholly-owned subsidiary of Shoney's, and Enterprises (the "Reorganization Agreement").

ITEM 4. PURPOSE OF THE TRANSACTION

                  All of the shares of Common Stock reported herein were acquired from Shoney's pursuant to the terms of the Reorganization Agreement. Pursuant to the Reorganization Agreement, Enterprises sold substantially all of its assets to Shoney's, and Enterprises intends to dissolve and liquidate its assets as soon as practicable in accordance with the provisions of the New Jersey Business Corporation Act. In connection therewith, the Board of Directors of Enterprises has approved the distribution of all of the shares of Common Stock held by Enterprises to Enterprises' shareholders of record as of September 24, 1996.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) and (b) Enterprises is the beneficial owner of 6,785,114 shares of Common Stock, for a total beneficial ownership of 14.0% of the outstanding shares of Common Stock. Enterprises has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 6,785,114 shares of Common Stock owned by Enterprises. The Board of Directors of Enterprises has approved the distribution of all of the shares of Common Stock held by Enterprises to Enterprises' shareholders of record as of September 24, 1996.

                  The number of shares beneficially owned by Enterprises, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Common Stock of Shoney's is based on 48,449,481 outstanding shares of Common Stock, consisting of 41,664,367 shares of Common Stock as reported by Shoney's in its Joint Proxy Statement/Prospectus dated July 22, 1996 and the 6,785,114 shares of Common Stock issued to Enterprises pursuant to the terms of the Reorganization Agreement.

                  In addition to the foregoing, see Item 6 below.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Pursuant to the terms of the Reorganization Agreement, Enterprises agreed to promptly distribute a sufficient number of shares of Common Stock acquired from Shoney's to Enterprises' shareholders, in a manner consistent with law, as is necessary for Enterprises to cease to be the Beneficial Owner (as defined in the Amended and Restated Rights Agreement, dated as of May 25, 1994, between Shoney's and Harris Trust Savings Bank, as Rights Agent) of 10% or more of the outstanding shares of Common Stock. The Board of Directors of Enterprises has approved the distribution of all of the shares of Common Stock held by Enterprises to Enterprises' shareholders of record as of September 24, 1996.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A. Plan of Tax-Free Reorganization Under Section 368
(a)(1)(C) of the Internal Revenue Code and Agreement, dated as of March 15, 1996, among Shoney's, Inc., TPI Restaurants Acquisition Corporation, a wholly-owned subsidiary of Shoney's, Inc., and TPI Enterprises, Inc. (incorporated herein by reference to Exhibit 2 to the Current Report of Shoney's, Inc. on Form 8-K filed with the Securities and Exchange Commission on March 20, 1996).

                  Exhibit B. Amendment No. 1 to Plan of Tax-Free Reorganization Under Section 368 (a)(1)(C) of the Internal Revenue Code and Agreement, dated as of June 14, 1996, among Shoney's, Inc., TPI Restaurants Acquisition Corporation, a wholly-owned subsidiary of Shoney's, Inc., and TPI Enterprises, Inc. (incorporated herein by reference to Exhibit 2 of Amendment No. 2 of Shoney's Registration Statement of Form S-4 filed with the Securities and Exchange Commission on July 22, 1996).

                  Exhibit C. Amendment No. 2 to Plan of Tax-Free Reorganization Under Section 368 (a)(1)(C) of the Internal Revenue Code and Agreement, dated as of July 18, 1996, among Shoney's, Inc., TPI Restaurants Acquisition Corporation, a wholly-owned subsidiary of Shoney's, Inc., and TPI Enterprises, Inc. (incorporated herein by reference to Exhibit 2 of Amendment No. 2 of Shoney's Registration Statement of Form S-4 filed with the Securities and Exchange Commission on July 22, 1996).

                  Exhibit D. Amendment No. 3 to Plan of Tax-Free Reorganization Under Section 368 (a)(1)(C) of the Internal Revenue Code and Agreement, dated as of August 21, 1996, among Shoney's, Inc., TPI Restaurants Acquisition Corporation, a wholly-owned subsidiary of Shoney's, Inc. and TPI Enterprises, Inc.

                  Exhibit E. Irrevocable Commitment, dated as of September 9, 1996, from TPI Enterprises, Inc. to Shoney's, Inc.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                TPI ENTERPRISES, INC.



                                By:  /s/ Frederick W. Burford
                                     ---------------------------
                                      Frederick W. Burford
                                      President, Chief Financial
                                      Officer and Secretary


Dated: September 19, 1996

                                   EXHIBIT D


                               AMENDMENT NO. 3 TO
                     PLAN OF TAX-FREE REORGANIZATION UNDER
                            SECTION 368 (a) (1) (C)
                          OF THE INTERNAL REVENUE CODE
                                 AND AGREEMENT

                  This Amendment No. 3 ("Amendment"), dated August 21, 1996, amends the Plan of Tax-Free Reorganization under Section 368 (a) (1) (C) of the Internal Revenue Code and Agreement dated March 15, 1996, as amended by Amendment No. 1 and Amendment No. 2 thereto (as heretofore amended, the "Agreement"), by and among Shoney's, Inc., a Tennessee corporation, ("Shoney's"), TPI Restaurants Acquisition Corporation, a Tennessee corporation ("TPAC"), and TPI Enterprises, Inc., a New Jersey corporation ("Enterprises").

                  Except as otherwise provided herein, capitalized terms used in this Amendment have the meanings ascribed to them in the Agreement.

                  WHEREAS, the parties mutually desire to extend the Termination Date, as that term is used in the Agreement, from August 30, 1996 to September 9, 1996;

                  NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, Shoney's, TPAC and Enterprises agree as follows:

                  1. Amendment to ARTICLE I. The definition of "Termination Date" appearing in Article I of the Agreement is hereby amended to read in its entirety as follows:

                  "Termination Date" means September 9, 1996.

                  2. Consent. Enterprises consents to the amendment of Shoney's Charter to increase to 200 million the number of authorized shares of Shoney's Common Stock, the amendment of Shoney's Stock Plan and the grant of performance based options covering as many as 2,650,000 shares of Shoney's Common Stock, as contemplated and described in the Proxy Statement.

                  3. Reaffirmation of Other Terms and Conditions. Except as modified by this Amendment, all other terms and conditions of the Agreement, as in effect prior to the execution of this Amendment, shall remain in full force and effect and the same are hereby reaffirmed and ratified as if fully set forth herein.

                  IN WITNESS WHEREOF, Shoney's, Enterprises and TPAC have caused this Amendment No. 3 to the Agreement to be signed by their respective officers thereunto duly authorized, on this 21st day of August, 1996.

                             TPI ENTERPRISES, INC.


                              By /s/ J. Gary Sharp
                                     -----------------------------------------
                                     J. Gary Sharp, President and CEO



                                 SHONEY'S INC.


                             By /s/ W. Craig Barber
                                    -----------------------------------------
                                    W. Craig Barber, Senior Executive Vice
                                    President and Chief Financial Officer


                             TPI RESTAURANTS ACQUISITION CORP.


                             By /s/ W. Craig Barber
                                    -----------------------------------------
                                    W. Craig Barber, Vice President

                                   EXHIBIT E


                             IRREVOCABLE COMMITMENT

                  Reference is hereby made to that certain Plan of Tax-Free Reorganization under Section 368(a)(1)(C) of the Internal Revenue Code and Agreement, dated as of March 15, 1996, as amended, by and among TPI Enterprises, Inc. ("Enterprises"), Shoney's, Inc. ("Shoney's") and TPI Restaurants Acquisition Corporation, a wholly-owned subsidiary of Shoney's (the "Reorganization Agreement"). Capitalized terms not defined herein have the meanings given them in the Reorganization Agreement.

                  Enterprises hereby irrevocably commits to promptly distribute to its shareholders, subsequent to its receipt of the Exchange Shares and in a manner consistent with law, a sufficient number of such Exchange Shares issued to Enterprises pursuant to the Reorganization as is necessary for Enterprises to cease to be the Beneficial Owner (as defined in the Amended and Restated Rights Agreement, dated as of May 25, 1994, between Shoney's and Harris Trust Savings Bank, as Rights Agent (the "Rights Agreement")) of 10% or more of the outstanding shares of common stock, $1.00 par value per share, of Shoney's.

                  IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Commitment as of this 9th day of September, 1996.


                                TPI ENTERPRISES, INC.


                                By:/s/ Frederick W. Burford
                                   -----------------------------------------
                                       Frederick W. Burford
                                       Executive Vice President, Chief
                                       Financial Officer and Secretary

Acknowledged that this
Irrevocable Commitment meets
the requirement set forth
in Section 1.1 of the Rights
Agreement as of this 9th day
of September, 1996:

SHONEY'S, INC.


By: /s/ W. Craig Barber
    --------------------------
    Name:  W. Craig Barber
    Title: SEVP & CFO